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                                                  Filed Pursuant to Rule 424(b)2
                                                  Registration Number 333-70419

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 19, 1999)

                           (PRISON REALTY TRUST LOGO)

                           PRISON REALTY CORPORATION

                                1,122,074 SHARES

                                  COMMON STOCK

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This is a prospectus supplement for the sale of 1,122,074 shares of common stock by Prison Realty Corporation (the "Company") to an institutional investor at a negotiated purchase price of $20,000,000, which reflects a per share purchase price of $18.23, less an applicable discount. The net proceeds to the Company are $20,000,000 and after the deduction of estimated offering expenses will be used by the Company for general corporate purposes, including, among others, repaying its obligations as they become due, redeeming its outstanding indebtedness, financing, all or in part, future purchases of real estate properties meeting its business objectives and strategies, capital expenditures and working capital. Pending use of the net proceeds for any of these purposes, the Company may invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. Government securities or mortgage-backed securities guaranteed by federal agencies or use the proceeds to reduce its short-term debt.

On April 30, 1999, the last reported sales price of the Company's common stock on the New York Stock Exchange was $19.50. The Company's common stock is listed on the New York Stock Exchange under the symbol "PZN." The shares of common stock sold under this prospectus supplement will be listed on the New York Stock Exchange after the Company notifies the New York Stock Exchange that the shares have been issued.

The Company is the largest self-administered and self-managed real estate investment trust, or REIT, specializing in acquiring, developing and owning correctional and detention facilities. As of April 30, 1999, the Company owned 50 correctional and detention facilities, of which 11 new facilities were under construction, in 17 states, the District of Columbia and the United Kingdom with a total design capacity in excess of 49,000 beds. As of April 30, 1999, approximately 32,000 beds were leased under 39 operating leases. The Company is currently developing approximately 17,000 beds through the construction of the 11 new facilities and the expansion of six currently operating facilities.

The Company's principal business strategy is to design, build, finance and/or acquire and develop correctional and detention facilities from and for both government entities and private prison operators, to expand the design capacity of its existing facilities and to lease these facilities under long-term "triple net" leases to government entities and qualified third-party operators. As of April 30, 1999, a privately-held Tennessee corporation, operating under the name "Corrections Corporation of America" ("Operating Company"), leased 31 of the Company's 50 facilities. The Company also leases three of its facilities to private operators other than Operating Company and leases five of its facilities to government entities. It is currently anticipated that Operating Company will additionally lease 10 of the 11 Company facilities currently under construction. Operating Company has contracts to manage and operate 35 domestic correctional and detention facilities currently in operation. The Company's relationship with Operating Company is more fully described under "Information About the Company" in the accompanying prospectus.

The Company was incorporated as a Maryland corporation in September 1998. The Company's principal executive offices are located at 10 Burton Hills Boulevard, Suite 100, Nashville, Tennessee, and its telephone number is (615) 263-0200.

You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. The Company has not authorized anyone else to provide you with different information. The Company is not making an offer of shares of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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             The date of this prospectus supplement is May 3, 1999

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